EXHIBIT 21

Jurisdiction or
Name	State of Incorporation
Citizens & Northern Bank (A)	Pennsylvania
Bucktail Life Insurance Company (A)	Arizona
Citizens & Northern Investment Corporation (A)	Delaware
C&N Financial Services Corporation (B)	Pennsylvania
Northern Tier Holding LLC (B)	Pennsylvania

(A)  Wholly-owned subsidiary of Citizens & Northern Corporation

(B)  Wholly-owned subsidiary of Citizens & Northern Bank